Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

September 8, 2010

Via EDGAR and Facsimile

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:             Sinclair Broadcast Group, Inc.

Form 10-K for the Year ended December 31, 2009

Filed March 5, 2010

File No. 000-26076

Dear Mr. Spirgel:

This letter sets forth the response of Sinclair Broadcast Group, Inc. (the “Company”) to the Staff’s comment letter dated August 25, 2010 relating to the Company’s Form 10-K.  For ease of review, we have set forth the comment of your letter and our response thereto.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Valuation of goodwill, long-lived assets, intangible assets and equity and cost method investments, page 42

1.              We note that goodwill represents 41% or more of your assets as of December 31, 2009.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•                  Percentage by which fair value exceeded carrying value as of the most recent step-one test

•                  Amount of goodwill allocated to the unit

•                  Description of the methodology used to determine fair value

•                  Description of key assumptions used and how the key assumptions were determined

•                  Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.  Please provide us your proposed disclosures.

Response

As disclosed in the Company’s critical accounting policies in the 10-K, as of December 31, 2009, all of the Company’s reporting units tested for goodwill impairment had fair values in excess by at least 10% of the carrying value. Based upon this assertion, the Company believes that none of its reporting units with material goodwill were at a material risk of failing step-one of the goodwill impairment test.  Further, the Company believes that disclosure of this threshold provides investors with sufficient information regarding the sensitivity of its estimates on the overall conclusions regarding whether individual reporting units are impaired.  In future filings, the Company will include the disclosures requested above for those reporting units which are at a material risk of failing step-one as applicable.

Liquidity and Capital Resources, page 51

2.              In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.  In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs.  Note that we consider “long-term” to be the period in excess of the next twelve months.  Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response

In future filings, the Company will modify the liquidity and capital resource disclosure as follows (unless we anticipate a short-term liquidity issue, in which case such issue will be disclosed):

We anticipate that existing cash and cash equivalents, cash flow from our operations and borrowing capacity under the Revolving Credit Facility will be sufficient to satisfy our debt service obligations, capital expenditure requirements and working capital needs for the next twelve months.  For our long-term liquidity needs, in addition to the sources described above, we may rely upon the issuance of long-term debt, the issuance of equity or other instruments convertible into or exchangeable for equity, or the sale of non-core assets. However, there can be no assurance that additional financing or capital or buyers of our non-core assets will be available, or that the terms of any transactions will be acceptable or advantageous to us.

Nature of operations and summary of significant accounting policies

Local Marketing Agreements and Outsourcing Agreements, page F-1

Variable Interest Entities, page F-11

3.              Addressing paragraphs 25-38 of ASC 810-10-25 tell us in detail how you concluded it was appropriate to consolidate the Cunningham stations, WNAB-TV in Nashville, Tennessee and KFXA-TV in Cedar Rapids, Iowa.

Response

Based on the accounting guidance in effect prior to January 1, 2010 related to consolidations of variable interest entities (VIEs), the Company concluded that it is the primary beneficiary and therefore should consolidate the Cunningham stations, WNAB-TV in Nashville (WNAB) and KFXA-TV in Cedar Rapids (KFXA) for the following reasons:

The Company has an application pending with the Federal Communications Commission (FCC) to acquire the FCC license of WNAB and has a purchase option to acquire the FCC license of KFXA.  The FCC requires that the station licensee maintain independent control over the programming and operations of the station until an assignment of the station license has been approved by the FCC and consummated.  In addition, the Company has previously acquired all of the non-license assets of both WNAB and KFXA.  In connection with these acquisitions, the Company entered into agreements with the licensees of WNAB and KFXA to provide certain non-programming related sales, operational and administrative services to WNAB and KFXA.  The KFXA outsourcing agreement was entered into in February 2008 and has an initial term of 10 years.  The WNAB servicing agreement was entered into in May 2002 and had an initial term of approximately five years and was previously extended as a result of the Company’s acquisition of WNAB’s non-license assets for a term ending May 31, 2025.  The following services are included in these outsourcing agreements: the sale of advertising time, the assistance with monitoring, maintenance, repair and replacement of the licensee’s technical equipment and facilities, including capital equipment replacement expenditures, supplying certain accounting, bookkeeping and related services, and the negotiation of contracts (other than programming, personnel or refinancing related contracts) including assistance with retransmission consent agreements.  Although the licensee retains exclusive authority, power and control over the station’s programming, personnel and finances including responsibility for the selection, development, acquisition and broadcast of any and all programming to be broadcast over the station, the Company believes that the services pursuant to the outsourcing/servicing agreements provide the Company with the power to direct activities of WNAB and KFXA that most significantly impact the economic performance of each entity.  In both the Nashville and Cedar Rapids markets, the Company owns and operates stations.  These outsourcing structures allow our stations along with WNAB and KFXA the ability to achieve operational efficiencies and economies of scale which improve broadcast cash flow and competitive positions.  The licensees of both WNAB and KFXA have only two employees.  Without these outsourcing/servicing arrangements, the licensee would incur substantial costs to operate the stations themselves including hiring additional personnel for sales and managerial duties, including the sales management, account executives, business office and other back office administrative functions such as promotion, graphics and on air operations and incurring significant capital expenditures for technical equipment and facilities which it does not currently own.  These synergies can have a tremendous impact on WNAB and KFXA results.  By example, a combined sales force operated by the Company in Nashville may sell advertising time in a bundle for both the Company’s FOX station, WZTV, and WNAB.  The time slots could include time in more attractive programming that the Company shows on our FOX station and in less attractive programming that the Company doesn’t control on WNAB.  Through the servicing agreement, the Company provides WNAB with pricing from certain vendors that the Company doesn’t believe WNAB could receive as a standalone station.  Under these agreements, the Company pays a fee to the licensee based on a percentage of broadcast cash flow and reimburses the licensee for all operating expenses.  The Company also pays a minimum fixed fee to the licensee regardless of broadcast cash flow thereby effectively guaranteeing a return to the licensee regardless of operating results. The Company also has a fixed price purchase option to buy the license assets of KFXA which expires in January 2028.  The exercise of this option is subject to the FCC’s approval of transaction whereby the license would be assigned to the Company.  The Company exercised their option to purchase the license assets of WNAB in March 2005.  The price was specified in the option agreement and was based on a fixed price plus contractual time-based price increases.  The FCC has not approved the transfer of the license assets from the licensee to the Company and therefore the sale has not closed to date.   The structure of the outsourcing/servicing arrangements and the existence of the purchase options for the FCC licenses support the fact that the Company has the most risk of loss. Based on these arrangements, the Company has the greatest exposure to expected losses and the right to expected returns and for that reason they are the primary beneficiary and are required to consolidate WNAB and KFXA.

The Company’s applications to acquire the FCC licenses of all the television stations owned by Cunningham were dismissed by the FCC, but applications for review of those dismissals are pending before the FCC.  The Company has local marketing agreements (LMAs) with Cunningham to provide programming, sales and managerial services to Cunningham for their six television stations.  Specifically, the Company provides programming to Cunningham to be broadcast on the station subject to the approval of Cunningham and is responsible for certain other business functions at the station, most significantly the sale of advertising time on the station.  Cunningham maintains the full authority and power over the operation of the station pursuant to FCC rules and regulations. Similar to the outsourcing/servicing agreements mentioned above, these LMAs allow the stations to achieve operational efficiencies and economies of scale which improve broadcast cash flow and competitive positions.  The Company believes that the services pursuant to the LMAs provide the Company with the power to direct the activities of Cunningham that most significantly impact the economic performance of each station.  The Company pays a minimum LMA fee that can increase based upon a percentage of broadcast cash flows to Cunningham and also reimburses Cunningham for all operating expenses; therefore, the Company is effectively guaranteeing a minimum return to Cunningham regardless of operating results.  The Company also has an acquisition agreement in which they have an initial fixed fee purchase option, subject to contractual time-based price increases, to buy the license assets of the television stations which includes the FCC licenses and certain other assets used to operate the stations or to acquire the underlying equity of Cunningham.  The Cunningham shareholders have a similar put option, whereby, they can put their equity interest to the Company or require the Company to buy the license assets and certain other assets used to operate the stations for the lesser of the purchase option fee or the fair market value of the assets or shares as of the exercise date.  The options expire on July 1, 2016.  Each of the LMAs was amended and restated in November 2009 and has an expiration date of July 1, 2016 or on the renewal date of the FCC licenses.  The structure of the LMAs and the existence of the purchase options supports the fact that the Company has the most risk of loss.  Based on these arrangements, the Company has the greatest exposure to expected losses and the right to expected returns and for that reason they are the primary beneficiary and are required to consolidate the Cunningham stations.

As noted in the Company’s Forms 10-Q for the three months ended March 31, 2010 and June 30, 2010, the Company determined under the revised guidance for consolidation of VIEs effective January 1, 2010, that they are still the primary beneficiary of the entities noted above.  Based on the LMAs and outsourcing/servicing agreements, the Company has the power to direct the activities which significantly impact the economic performance of the VIEs through sales and managerial service agreements and they absorb losses and returns that would be considered significant to the VIEs.  The licensee is required by FCC rules and regulations to retain control over certain activities of the station; however, the Company believes that the services provided by the Company to the licensee pursuant to the arrangements described above most significantly impact the economic performance of the station for the reasons noted above.

For additional information regarding the FCC’s multiple ownership rules and regulations and the effect on our existing LMA and outsourcing agreements please refer to Item 1A. Risk Factors in the 2009 Form 10-K.

Goodwill, Broadcast Licenses and Other Intangible Assets, page F-21

4.              We note that you took an impairment charges for goodwill and broadcast licenses for the years ended December 31, 2008 and 2009 and in the three months ended March 31, 2010.  Tell us in detail how your key assumptions changed in between these periods which lead to the additional impairments charges.

Response

As noted in Footnote 4. Goodwill, Broadcast Licenses and Other Intangible Assets on page F-21 through F-24 of the Company’s Form 10-K, the Company recorded impairment charges for goodwill and broadcast licenses for the years ended December 31, 2008 and 2009.  The Company respectfully advises that the March 31 impairment charge was in 2009 not 2010.   During the first quarter of 2009, due to the continued severity of the economic downturn and the decrease in our market capitalization, the Company tested its goodwill and broadcast licenses for impairment similar to the testing performed in the fourth quarter of 2008.   Accordingly, the Company made revisions to forecasted cash flows, cash flow multiples and discount rates which resulted in the impairment charges described in the Form 10-K.

The assumptions used to determine the fair value of the reporting units to test goodwill for impairment and to determine the fair value of broadcast licenses for each respective period were as follows:

For the year ended December 31, 2008	Goodwill		Broadcast Licenses
Revenue annual growth rate	2.0% - 5.0%		1.8% - 3.5%
Expense annual growth rate	2.0%	(1)	1.9% - 3.4%
Discount rate	10.0%		10.8%
Comparable business multiple/Constant growth rate	9.0 times cash flow		1.8% - 3.5%

For the quarter ended March 31, 2009	Goodwill		Broadcast Licenses
Revenue annual growth rate	2.0% - 5.0%		1.8% - 3.5%
Expense annual growth rate	2.0%	(1)	1.7% - 3.4%
Discount rate	11.3%		11.9%
Comparable business multiple/Constant growth rate	7.5 times cash flow		1.8% - 3.5%

For the year ended December 31, 2009	Goodwill		Broadcast Licenses
Revenue annual growth rate	1.0% - 5.0%		2.0% - 3.5%
Expense annual growth rate	2.0%	(1)	1.8% - 3.3%
Discount rate	12.3%		12.9%
Comparable business multiple/Constant growth rate	8.0 times cash flow		2.0% - 3.5%

(1) Expense growth rates for sales commission costs are not included herein.  Sales commission costs are projected using projected revenues and historical commission rates.  Projected revenues contain political revenue which is not comparable from year to year due to the cyclicality of elections.  Therefore, overall expense growth rates can be skewed and misleading if sales commission cost growth rates are included.

As disclosed within the Company’s critical accounting policies, the revenue and expense growth rates used in the goodwill impairment testing and the revenue, expense and constant growth rates used in determining the fair value of the broadcast licenses are relatively comparable from period to period.  However, in the first quarter 2009, the baseline cash flows to which these growth rates were applied decreased due to the continued deterioration of the economy.  By the fourth quarter of 2009, the Company was performing above budgeted cash flows for the year.  However, during the annual impairment testing performed in the fourth quarter of 2009, further revisions were made to projected cash flows.  Certain of these revisions were the result of specific fourth quarter 2009 contractual negotiations that were expected to have a negative impact on the Company’s reporting units’ cash flows.

The increase in the discount rate is primarily due to a more heavily weighted cost of equity in 2009 as well as an increase in the general cost of equity.  This change was commensurate with the worsening condition of the economy, specifically the broadcast television industry.  This assumption was developed with the assistance of a third party valuation firm.

The decrease in the comparable business multiple from October 1, 2008 to March 31, 2009 was primarily due to the deterioration in the economy which resulted in fewer station sales at lower prices.  The slight increase in the multiple from March 31, 2009 to October 1, 2009 was due to a moderation in industry conditions for mature, cash flowing stations and increased optimism with regards to television advertising. This assumption was developed with the assistance of a third party valuation firm.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Compensation Discussion and Analysis, page 19

5.              We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

The Company primarily operates one business unit which sells advertising to a large variety of customers.  The Company does not pay any significant amount of incentive compensation to employees with the ability to take significant risks which could have a material adverse effect on the Company.  Incentive compensation is primarily paid to sales personnel who are not executive officers of the Company and do not have the ability or authority to engage in significant risk taking activity.  Our Chief Operating Officer receives incentive compensation, however it is not significant to the Company as a whole and the risk taking activities he participates in are not likely to have a material adverse effect on the Company.  Our sales personnel and Chief Operating Officer are solely incentivized to generate revenues, cannot participate in speculative transactions and do not have the ability to put significant amounts of capital at risk. As a result, the Company’s management, in consultation with the Company’s Compensation Committee, determined that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect. The Company confirms that future filings will contain this disclosure or other relevant disclosure depending on the Company’s compensation policies at such time.

6.              We note your disclosure that the Compensation Committee uses a peer group of broadcast and media companies for benchmarking named executive officer compensation with respect to base salary and cash bonuses.  Further, we note the Committee targets the named executive officer’s compensation to fall within the range of the peer group in order to be competitive in the market.  In future filings, please disclose each of the individual named executive officer’s actual salary and cash bonus awards as a percentile of the peer group data.

Response

In its future filings, the Company will provide each named executive officer’s salary and cash bonus as a percentile of the peer group data.

As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matter discussed in this letter please call the undersigned at (410) 568-1686.

Thank you for your consideration in these matters.

Very truly yours,

/s/ David R. Bochenek

David R. Bochenek
Vice President and Chief
Accounting Officer

cc:	Michael Henderson, Staff Accountant
Ivette Leon, Assistant Chief Accountant
Reid Hooper, Attorney-Advisor
Paul Fischer, Attorney-Advisor